                               WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                Commission File Number:  2-99565

(CHECK ONE): ( ) Form 10-K and Form 10-KSB  ( ) Form 20-F  ( ) Form 11-K
( ) Form 10-Q and Form 10-QSB  ( ) Form N-SAR

For Period Ended:

(X) Transition Report on Form 10-K and Form 10-KSB
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q and Form 10-QSB
( ) Transition Report on Form N-SAR
( ) Money Market Fund Rule 30b3-1 Filing

For the Transition Period Ended: OCTOBER 31, 1997

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ALL PARTS OTHER THAN THE AUDITED FINANCIAL STATEMENTS


                                       PART I
                               Registrant Information

                          ARXA INTERNATIONAL ENERGY, INC.
                          -------------------------------
                              Full name of registrant


                             Former name if applicable

                        110 Cypress Station Drive, Suite 280
                        ------------------------------------
             Address of principal executive office (Street and Number)

                                Houston, Texas 77090
                                --------------------
                              City, State and Zip Code

                                      PART II
                              Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check appropriate box.)
  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or filing made bya money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.


                                      PART III
                                     Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10QSB, N-SAR or the transition report or portion thereof or filing made by a money market fund pursuant to Rule 30b3-1 could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On October 27, 1997 the Company acquired all of the assets of Phoenix Energy Group, Inc. in a reverse acquisition, whereby the Company issued 12,786,310 shares of its Common Stock, representing approximately 63% of its 20,263,112 issued and outstanding shares. To secure the financial statements showimg the effect of the acquisition, the Company decided to secure audited financial statements as of and at October 31, 1997. The fiscal year of the Company was January 31 while the fiscal year of Phoenix Energy Group, Inc. was December 31. To resolve this difference, and to avoid the expense of an immediate further audit, the Company's Board of Directors, on or about January 8, 1998 voted to change the fiscal years of both the Company and Phoenix to October 31 and to utilize the available audited financial statements as "year-end" statements. There has been insufficient time since the decision of the Board of Directors to permit Management and assigned personnel to complete the narrative portions of Form 10-KSB.

                                      PART IV
                                 Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                    L. Craig Ford            (281) 444-1088
                    -------------            --------------
                    (Name)                   (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         Yes    X         No
                               ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes              No   X
                               ---            ---

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          ARXA INTERNATIONAL ENERGY, INC.
                    (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 28, 1998
      ----------------




                              By:   /s/ L. Craig Ford
                                 ---------------------------------------
                                 L. Craig Ford
                                 President/Chief Executive Officer

                 ARXA INTERNATIONAL ENERGY, INC & SUBSIDIARY.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
ARXA INTERNATIONAL ENERGY, INC.
Financial Statements:
   Independent Auditor's Report..........................................  F-2
   Consolidated Balance Sheets - December 31, 1996 and October 31, 1997.. F-3 Consolidated Statements of Operations - For the Period From Inception
    (March 14, 1996) to December 31, 1996 and for the Ten Month Period
    Ended October 31, 1997...............................................  F-4
   Consolidated Statements of Stockholders' Equity - For the Period From
   Inception (March 14, 1996) to October 31, 1997........................  F-5
   Consolidated Statements of Cash Flows - For the Period From Inception
    (March 14, 1996) to December 31, 1996 and for the Ten Month Period
    Ended October 31, 1997...............................................  F-6
   Notes to Consolidated Financial Statements............................  F-7
   Supplemental Oil and Gas Properties and Related Reserves Data
     (Unaudited).........................................................  F-20

                         INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
ARXA International Energy, Inc.
Houston, Texas

     We have audited the accompanying consolidated balance sheets of ARXA International Energy, Inc. and subsidiary as of December 31, 1996 and October 31, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (March 14, 1996) to December 31, 1996 and for the ten month period ended October 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARXA International Energy, Inc. and subsidiary as of December 31, 1996 and October 31, 1997, and the results of their operations and their cash flows for the period from inception (March 14, 1996) to December 31, 1996 and for the ten month period ended October 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Company had a net loss of $1,314,584 for the ten month period ended October 31, 1997 and had an accumulated deficit of $1,446,717 at that date. The Company is currently seeking outside sources of financing to fund its development efforts. Should the Company be unable to access such financing, it will have to materially curtail its development and operating activities.


HEIN + ASSOCIATES LLP

Houston, Texas
December 23, 1997

                    ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                             CONSOLIDATED BALANCE SHEETS

                                                                 December 31,      October 31,
                                                                     1996             1997
                                                                 ------------      -----------
                                          ASSETS
                                          ------

CURRENT ASSETS:
   Cash, including interest-bearing balances of $297,684
     and $80,351, respectively                                   $  418,211        $  152,883
   Accounts receivable, no allowance for doubtful accounts          326,143           251,333
   Income tax receivable                                                 --            70,831
   Oil and gas property held for sale                                    --           466,343
   Other current assets                                               9,929               342
                                                                 ----------        ----------
      Total current assets                                          754,283           941,732

PROPERTY AND EQUIPMENT, (full cost method for oil and gas
   properties), net of accumulated depletion, depreciation,
   amortization and provision for impairment                      1,644,139         1,919,954

OTHER ASSETS                                                         57,638            57,833
                                                                 ----------        ----------
      Total assets                                               $2,456,060        $2,919,519
                                                                 ----------        ----------
                                                                 ----------        ----------


                              LIABILITIES AND STOCKHOLDERS' EQUITY
                              ------------------------------------
CURRENT LIABILITIES:
   Notes payable to stockholders                                 $  138,150        $  102,285
   Accounts payable                                                  30,493            16,054
   Accrued income taxes                                              63,801                --
   Other current liabilities                                         42,650           210,675
                                                                 ----------        ----------
      Total current liabilities                                     275,094           329,014

LONG-TERM DEBT                                                           --            79,770

DEFERRED INCOME TAXES                                               324,440                --

COMMITMENTS AND CONTINGENCIES (Notes 5 and 9)

STOCKHOLDERS' EQUITY:
   Preferred stock, $1.00 par value; 2,000,000 shares
     authorized; none issued and outstanding                             --                --
   Common stock, $.001 par value; 100,000,000 shares
     authorized; 6,505,837 (subscribed at December 31,
     1996) and 20,377,000 shares issued and
     outstanding, respectively                                        6,506            20,377
   Additional paid-in capital                                     1,982,153         3,937,075
   Accumulated deficit                                             (132,133)       (1,446,717)
                                                                 ----------        ----------
      Total stockholders' equity                                  1,856,526         2,510,735
                                                                 ----------        ----------

      Total liabilities and stockholders' equity                 $2,456,060        $2,919,519
                                                                 ----------        ----------
                                                                 ----------        ----------

         SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                    ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                               For the Period
                                                               From Inception       For the Ten
                                                              (March 14, 1996)      Month Period
                                                                      to                Ended
                                                                December 31,         October 31,
                                                                    1996                 1997
                                                              ---------------       ------------

OIL AND GAS REVENUES                                             $  241,115         $   485,552

COST AND EXPENSES:
   Lease operating expenses                                         108,753             137,548
   Severance taxes                                                    6,880              11,590
   Depletion, depreciation, amortization and
      provision for impairment                                      121,574             608,370
   General and administrative                                       157,139           1,174,543
                                                                 ----------         -----------
         Total cost and expenses                                    394,346           1,932,051
                                                                 ----------         -----------

LOSS FROM OPERATIONS                                               (153,231)         (1,446,499)

OTHER INCOME (EXPENSE):
   Interest income                                                    3,086              12,930
   Interest expense                                                 (11,031)             (4,566)
   Equity in loss of oil and gas venture                                 --            (267,413)
   Other                                                            (78,083)             (8,674)
                                                                 ----------         -----------
                                                                    (86,028)           (267,723)
                                                                 ----------         -----------

LOSS BEFORE INCOME TAXES                                           (239,259)         (1,714,222)

INCOME TAX BENEFIT, net                                             107,126             399,638
                                                                 ----------         -----------

NET LOSS                                                         $ (132,133)        $(1,314,584)
                                                                 ----------         -----------
                                                                 ----------         -----------

NET LOSS PER COMMON AND COMMON EQUIVALENT SHARE                  $     (.05)        $      (.14)
                                                                 ----------         -----------
                                                                 ----------         -----------

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES              2,907,509           9,556,732
                                                                 ----------         -----------
                                                                 ----------         -----------

         SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                    ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM MARCH 14, 1996 (INCEPTION) TO OCTOBER 31, 1997


                                                            Common Stock          Additional                     Total Stock-
                                                      -----------------------      Paid-in       Accumulated       holders'
                                                         Shares        Amount      Capital         deficit         Equity
                                                      ----------      -------     -----------    -----------     -----------

BALANCES, March 14, 1996 (inception)                          --      $    --     $        --    $        --     $        --

   Issuance of stock for consulting services             178,835          179           8,821             --           9,000
   Issuance of stock for compensation                    305,012          305          15,045             --          15,350
   Issuance of stock for oil and gas properties,
     net of offering costs                             5,039,761        5,040       1,720,604             --       1,725,644
   Issuance of stock for consulting services              28,564           29          14,346             --          14,375
   Sales of common stock                                 953,665          953         223,337             --         224,290
   Net loss                                                   --           --              --       (132,133)       (132,133)
                                                      ----------      -------     -----------    -----------     -----------

BALANCES, December 31, 1996                            6,505,837        6,506       1,982,153       (132,133)      1,856,526

   Issuance of stock for oil and gas properties           82,866           83          30,223             --          30,306
   Conversion of notes payable and accrued
     interest                                            168,899          169          84,831             --          85,000
   Sales of common stock                               3,814,139        3,814       1,236,746             --       1,240,560
   Issuance of common stock for compensation           2,214,569        2,215         376,715             --         378,930
   Acquisition of ARXA                                 7,590,690        7,590         226,407             --         233,997
   Net loss                                                   --           --              --     (1,314,584)     (1,314,584)
                                                      ----------      -------     -----------    -----------     -----------

BALANCES, October 31, 1997                            20,377,000      $20,377     $3,937,075     $(1,446,717)    $ 2,510,735
                                                      ----------      -------     -----------    -----------     -----------
                                                      ----------      -------     -----------    -----------     -----------


         SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                    ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                         For the Period      For the Ten
                                                         From Inception      Month Period
                                                        (March 14, 1996)        Ended
                                                         to December 31,      October 31,
                                                              1996               1997
                                                        ----------------     -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                   $ (132,133)      $(1,314,584)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depletion, depreciation, amortization and
      provision for impairment                                  121,574           608,370
    Deferred tax benefit                                       (170,927)         (324,440)
    Equity in loss of oil and venture                                --           267,413
    Issuance of stock for compensation                           38,725           378,930
    Changes in operating assets and liabilities:
      Accounts receivable                                      (326,143)           91,767
      Income tax receivable                                          --           (70,831)
      Other current assets                                       (9,929)            9,587
      Accounts payable                                           30,493           (14,439)
      Other current liabilities                                  42,650           (10,738)
      Accrued income taxes                                       63,801           (63,801)
    Other, net                                                  (28,990)          (11,397)
                                                             ----------       -----------
      Net cash used in operating activities                    (370,879)         (454,163)
                                                             ----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of oil and gas property held for sale                     --          (466,343)
  Additions to office equipment                                 (54,347)          (95,778)
  Purchase of oil and gas property                                   --          (196,250)
  Purchase of investment in oil and gas venture                      --          (267,413)
  Cash acquired in acquisition of ARXA                               --            18,358
  Proceeds from sale of oil and gas property, net               405,726                --
  Purchase price adjustments on oil and gas
    property acquisition                                        133,754            18,486
  Purchase of other assets                                      (58,483)           (1,135)
                                                             ----------       -----------
    Net cash provided by (used in) investing activities         426,650          (990,075)
                                                             ----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stockholder notes                               138,150                --
  Payment of stockholder notes                                       --           (61,650)
  Sales of common stock                                         224,290         1,240,560
                                                             ----------       -----------
    Net cash provided by financing activities                   362,440         1,178,910
                                                             ----------       -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                418,211          (265,328)

CASH AND CASH EQUIVALENTS, beginning of period                       --           418,211
                                                             ----------       -----------

CASH AND CASH EQUIVALENTS, end of period                     $  418,211       $   152,883
                                                             ----------       -----------
                                                             ----------       -----------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid                                          $       --       $    70,831
                                                             ----------       -----------
                                                             ----------       -----------
  Interest paid                                              $       --       $     6,885
                                                             ----------       -----------
                                                             ----------       -----------

SUPPLEMENTAL CASH FLOW DISCLOSURES OF NONCASH
  TRANSACTIONS:
  Issuance of stock for oil and gas properties,
    net of deferred taxes                                    $1,725,644       $    30,306
                                                             ----------       -----------
                                                             ----------       -----------
  Conversion of stockholder notes and accrued
    interest into common stock                               $       --       $    85,000
                                                             ----------       -----------
                                                             ----------       -----------
  Issuance of stock in business combination                  $       --       $   233,997
                                                             ----------       -----------
                                                             ----------       -----------


         SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

              ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

    ORGANIZATION -- ARXA International Energy, Inc. ("ARXA" or "the Company"), was incorporated in Delaware and is engaged in oil and gas exploration and development in Utah, Louisiana and Texas. ARXA USA, Inc., a wholly owned subsidiary, was incorporated in Delaware. All significant intercompany accounts and transactions have been eliminated in consolidation. On October 27, 1997, the Company acquired substantially all of the assets and liabilities of Phoenix Energy Group, Inc. (Phoenix). To consummate the transaction, the Company exchanged 12,786,310 shares of the Company's common stock, representing approximately 63% of the issued and outstanding shares, plus warrants to purchase 3,297,000 shares at an exercise price of $2.00 per share. The business combination was accounted for on the purchase method of accounting. No goodwill arose from this transaction. As Phoenix obtained a controlling interest in the Company, the transaction was accounted for as a reverse acquisition. Therefore, for financial statement purposes, Phoenix is considered the acquiror. The consolidated financial statements reflect the historical operations and cost basis of Phoenix since its inception; however, its stockholders' equity section has been restated to reflect the capital structure of ARXA.

    Phoenix Energy Group, Inc. was incorporated in Texas on March 14, 1996 and was engaged in oil and gas exploration and development in south Texas. Phoenix was formed by issuing notes and common stock to certain of the larger oil and gas interest owners formerly associated with Prospector Petroleum Inc. (Prospector). Phoenix, through a private placement, acquired approximately 93% of the available working interests formerly associated with Prospector at various times during the months of August 1996 through August 1997. Revenues and related costs associated with these properties were recognized beginning on the respective dates acquired. Phoenix issued 5,039,761 shares of common stock during 1996 and 82,866 shares of common stock in 1997 to effectuate the acquisition of these working interests (See
    Note 11).

    OIL AND GAS REVENUES -- The Company recognizes oil and gas revenues as the oil or gas is produced and sold. As a result, the Company accrues revenue relating to production for which the Company has not received payment.

    OIL AND GAS PROPERTY HELD FOR SALE -- Oil and gas property held for sale consists of oil and gas leases which the Company intends to sell within the near term. Oil and gas property held for sale is carried at the lower of cost or market. In December 1997, the property was sold to a third party for cash equal to the carrying value of the property at October 31, 1997 plus commission.

              ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

    OIL AND GAS PROPERTY -- The Company follows the full-cost method of accounting for oil and gas property. Under the full-cost method, all costs associated with property acquisition, exploration, and development activities are capitalized into a "full-cost pool". Capitalized costs include lease acquisitions, geological and geophysical work, delay rentals, costs of drilling, completing and equipping successful and unsuccessful oil and gas wells and directly related costs. Gains or losses are normally not recognized on the sale or other disposition of oil and gas properties. During 1996, the Company sold an oil and gas lease for $482,400, less direct expenses of the sale of $76,674. The net proceeds from this sale were recorded as a reduction of the full-cost pool.

    The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves, are amortized on a unit-of-production method over the estimated productive life of the proved oil and gas reserves. Depletion expense per barrel of oil equivalent was $7.84 for the period ended December 31, 1996 and $7.11 for the ten-month period ended October 31, 1997.

    Capitalized oil and gas property costs, less accumulated amortization and related deferred income taxes, are limited to an amount (the ceiling limitation) equal to the present value of estimated future net revenues from the projected production of proved oil and gas reserves, calculated at prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) at a discount factor of 10%, less the income tax effects related to differences between the book and tax basis of the properties.

    During the ten months ended October 31, 1997, the Company reduced the full-cost pool by $365,000 as a result of impairment as determined by the ceiling limitation calculation.

    ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

    The Company's financial statements are based on a number of significant estimates including oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion and impairment of oil and gas properties. The Company's reserve estimates are determined by an independent petroleum engineering firm. However, management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries and reserves associated with non-producing properties are more imprecise than those for producing properties with long production histories. At

              ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

    October 31, 1997, approximately 62% of the Company's oil and gas reserves were attributable to non-producing properties. Accordingly, the Company's estimates are expected to change as future information becomes available.

    OTHER PROPERTY AND EQUIPMENT -- Depreciation of property and equipment, other than oil and gas properties, is provided generally on the straight-line basis over the estimated useful lives of the assets as follows:

          Furniture and office equipment                3-5 years
          Automobile                                      5 years

    Ordinary maintenance and repairs are charged to income, and expenditures which extend the physical or economic life of the assets are capitalized. Gains or losses on disposition of assets other than oil and gas properties and equipment are recognized in income, and the related assets and accumulated depreciation accounts are adjusted accordingly.

    OTHER NON-CURRENT ASSETS -- Other non-current assets include organization costs, which are being amortized over five years and an investment in an oil and gas venture (See Note 5).

    INCOME TAXES -- The Company provides for income taxes on the liability method. The liability method requires an asset and liability approach in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities.

    CASH AND CASH EQUIVALENTS -- For purposes of the statement of cash flows, the Company considers cash equivalents to include all cash items, such as time deposits and short-term investments that mature in three months or less.

    CONCENTRATIONS OF CREDIT RISK -- Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of oil and gas receivables. Substantially all of the Company's receivables were due from the sale of oil and gas arising from production on properties located in Brooks County, Texas. Although the Company is directly affected by the well-being of the oil and gas production industry, management does not believe a significant credit risk existed at October 31, 1997.

    The Company maintains deposits in banks which exceed the amount of federal deposit insurance available. Management believes the possibility of loss on these deposits is minimal.

              ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

    NET LOSS PER COMMON SHARE -- Net loss per common share was computed by dividing net loss applicable to common stockholders by the weighted average common and common equivalent shares outstanding. All share and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the reverse acquisition discussed previously.

    RECENT ACCOUNTING PRONOUNCEMENTS -- The Financial Accounting Standards Board (FASB) issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 specifies certain events and circumstances which indicate the cost of an asset or assets may be impaired, the method by which the evaluation should be performed, and the method by which writedowns, if any, of the asset or assets are to be determined and recognized. The adoption of this pronouncement in 1996 did not have a material impact on the Company's financial condition or operating results.

    The FASB issued SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, effective for fiscal years beginning after December 15, 1995. This statement allows companies to choose to adopt the statement's new rules for accounting for employee stock-based compensation plans. For those companies who choose not to adopt the new rules, the statement requires disclosures as to what earnings per share would have been if the new rules had been adopted. The Company chose not to adopt the statement's new rules for accounting for stock-based compensation.

    The FASB issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE, during February 1997. The new statement which is effective for financial statements issued after December 31, 1997, including interim periods, establishes standards for computing and presenting earnings per share. The new statement requires retroactive restatement of all prior-period earnings per share data presented.

    The FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME and SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays these items with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE. SFAS No. 131 establishes standards on the way

              ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

    that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company in which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    SFAS Nos. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, the standards may have on the future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.


2.  BUSINESS COMBINATION:

    The Company acquired various oil and gas interests during 1996 and 1997 from certain oil and gas interest owners formerly associated with Prospector. In addition on October 27, 1997, the Company acquired substantially all of the assets and liabilities of Phoenix in exchange for 12,786,310 shares of the Company's common stock, representing 63% of the issued and outstanding shares, plus warrants to purchase 3,297,000 shares at an exercise price of $2.00 per share. The business combination was accounted for under the purchase method of accounting. ARXA's oil and gas revenues, net loss applicable to common stockholders, and net loss per share on an unaudited pro forma basis, assuming the ARXA transaction had occurred on January 1, 1996 and January 1, 1997, respectively, and the oil and gas interests acquired during 1996 from the interest owners formerly associated with Prospector had been acquired on January 1, 1996, would be as follows:

                                                           For the Ten
                                           For the Year    Month Period
                                              Ended            Ended
                                           December 31,     October 31,
                                               1996            1997
                                           ------------    ------------
                                           (unaudited)      (unaudited)

          Oil and Gas Revenues             $1,326,675     $   529,890
          Net Loss                         $ (216,087)    $(1,808,130)
          Net Loss per Share               $     (.02)    $      (.11)

              ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  BUSINESS COMBINATION: (continued)

    These pro forma amounts were prepared using assumptions which are based on estimates and are subject to revision. The pro forma combined results are not necessarily indicative of actual results that would have been achieved had the acquisition occurred on January 1, 1996 and January 1, 1997, respectively, or of future results.


3.  ACCOUNTS RECEIVABLE:

    Accounts receivable consisted of the following:

                                                 December 31,    October 31,
                                                     1996           1997
                                                 ------------    -----------
          Oil and gas receivables                 $ 159,910       $  63,938
          Amount due from former manager            114,212              --
          Amount due from a stockholder              10,000              --
          Amount primarily due from operators
            of oil and gas properties                42,021         187,395
                                                 ------------    -----------
                                                  $ 326,143       $ 251,333
                                                 ------------    -----------
                                                 ------------    -----------

    AMOUNT DUE FROM FORMER MANAGER -- In connection with an agreement to manage the operations of the joint ventures, which previously owned the properties ultimately acquired by the Company (the JVDRA Agreement), the Company incurred administrative costs of managing the joint ventures. These costs totaled $114,212 and $103,226 in 1996 and 1997, respectively, and were fully reimbursable from Prospector. These amounts were collected in 1997.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  PROPERTY AND EQUIPMENT:

    Property and equipment at December 31, 1996 and October 31, 1997 consisted of the following:

                                                     December 31,  October 31,
                                                         1996         1997
                                                     ------------  -----------
        Oil and gas properties                       $  1,710,520  $ 2,497,987
        Other property and equipment                       54,347      150,125
                                                     ------------  -----------
                                                        1,764,867    2,648,112

        Less accumulated depletion, depreciation,
          amortization and provision for impairment      (120,728)    (728,158)
                                                     ------------  -----------
                                                     $  1,644,139  $ 1,919,954
                                                     ------------  -----------
                                                     ------------  -----------


5.  OTHER ASSETS:

    Other non-current assets at December 31, 1996 consisted of deposits, organization costs and an indemnity fund. At October 31, 1997, other non-current assets also consisted of an investment in an oil and gas venture. The indemnity fund, amounting to $50,000 at December 31, 1996 and 1997, was set up for the benefit of the liquidating agent for Prospector in accordance with the JVDRA Agreement for a period not to exceed four years. Upon expiration of the four-year period, any remaining funds will be returned to the Company.

    The investment in an oil and gas venture at October 31, 1997 consisted of cash advances of $267,413, reduced by losses recognized of $267,413. The venture was formed in 1997 by officers of the Company. At October 31, 1997, the cash contributions represented 40 Class B units and 176 Class A units. Class A units have participating and voting rights and Class B units have no such rights. Class B units have liquidation preferences and are entitled to 125% of their return on capital.

    Under the venture agreement, the Company is obligated to purchase 360 additional Class B units and 2,395 Class A units by March 1998. The total cash outlay for these additional units, which will increase the Company's ownership interest to 40%, will be $2,832,587. The remaining 60% interest would consist of 6,000 Class A units owned by the president of the venture, who is also an officer of the Company. During 1997, the Company and the venture management verbally agreed to temporarily suspend the scheduled unit purchases. Subsequent to October 31, 1997, the Company has acquired units in the venture for cash as funding is needed for the operations of the venture.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  OTHER ASSETS: (continued)

    At October 31, 1997, the Company owned a 3% interest in the venture. However, the Company recorded 100% of the venture's operating loss up to the value of the Company's investment, as the venture is entirely dependent on the Company to fund its operating needs.


6.  NOTES PAYABLE TO STOCKHOLDERS:

    Notes payable to stockholders of $138,150 at December 31, 1996 were unsecured and due March 15, 1997. Interest was payable at maturity at a rate of 15.5%. For the period ended December 31, 1996 and October 31, 1997, interest expense related to such loans amounted to $11,031 and $4,566, respectively. At maturity, the Company offered payment of the outstanding principal and accrued interest in the form of cash or the Company's common stock. Principal outstanding of $76,500 and accrued interest payable of $8,500 was converted to 168,899 shares of the Company's common stock. The remainder was paid in cash.

    Notes payable to stockholders at October 31, 1997 includes an unsecured note payable to a stockholder of $25,000, due December 30, 1997. The note is non-interest bearing and interest is imputed at 8%. The note provided for repayment in cash or common stock of the Company at a value of $1.00 per share, upon the option of the lender. On December 29, 1997, the Company paid the note off in full, in cash.

    Notes payable to stockholders at October 31, 1997 also includes an unsecured note payable to a stockholder and his affiliates of $77,285. The note is non-interest bearing (imputed at 8%) and is payable at 7% of net proceeds of future offerings received through March 1999. If not repaid by March 1999, the note automatically converts to the Company's common stock at the average market price for the five days preceding March 13, 1999.


7.  LONG-TERM DEBT:

    Long-term debt at October 31, 1997 consisted of an unsecured note payable to a company affiliated with a stockholder of the Company. The note bears interest at 8% and is payable in quarterly installments. To the extent that the interest is paid at each quarter end, the due date is automatically extended until March 12, 1999.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  INCOME TAXES:

    The components of the Company's income tax benefit for the periods ended December 31, 1996 and October 31, 1997 were as follows:

                                        For the Period
                                        From Inception
                                        (March 14, 1996)      For the Ten
                                              to              Month Period
                                          December 31,           Ended
                                              1996          October 31, 1997
                                        ----------------    ----------------
        Current                         $        (63,801)   $         75,198
        Deferred                                 170,927             324,440
                                        ----------------    ----------------
                                        $        107,126    $        399,638
                                        ----------------    ----------------
                                        ----------------    ----------------

    Deferred tax assets and liabilities as of December 31, 1996 consisted of the following:


                                          Current     Long-Term      Total
                                          --------    ---------    ---------

        Deferred tax assets               $     --    $      --    $      --
        Deferred tax liability --
          Accumulated, depletion,
          depreciation, amortization,
          and provision for impairment          --      324,440      324,440
                                          --------    ---------    ---------
                                          $     --    $ 324,440    $ 324,440
                                          --------    ---------    ---------
                                          --------    ---------    ---------

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  INCOME TAXES: (continued)


    Deferred tax assets and liabilities as of October 31, 1997 consisted of the following:
                                          Current     Long-Term      Total
                                          --------    ---------    ---------

        Deferred tax assets -- net
          operating loss carryforward     $    --     $ 374,000    $ 374,000
        Deferred tax liability --
          Accumulated, depletion,
          depreciation, amortization,
          and provision or impairment           --     (329,000)    (329,000)
                                          --------    ---------    ---------
                                                --       45,000       45,000
        Valuation allowance                     --      (45,000)     (45,000)
                                          --------    ---------    ---------

                                          $     --    $      --    $      --
                                          --------    ---------    ---------
                                          --------    ---------    ---------


    The Company had net operating loss carryforwards (NOL's) for income tax reporting purposes of approximately $1,000,000 at October 31, 1997, net of the estimated limitation under Section382 of the Internal Revenue Code arising from the business combination discussed in Note 2. If not utilized, these NOL's will expire in fifteen years.


9.  COMMITMENTS AND CONTINGENCIES:

    COMMITMENTS -- During 1996, the Company leased office space under a month-to-month lease. In January 1997, the Company signed a non-cancelable operating lease agreement that provides for monthly payments ranging from $1,592 to $1,686 for 36 months. For the periods ended December 31, 1996 and October 31, 1997, rent expense for office space amounted to $8,100 and $20,438, respectively.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  COMMITMENTS AND CONTINGENCIES: (continued)

    ENVIRONMENTAL CONTINGENCIES -- The Company's activities are subject to existing federal and state laws and regulations governing environmental quality and pollution control. It is impossible to predict the impact of environmental legislation and regulations on operations in the future, although compliance may necessitate significant capital outlays, that would materially affect earning power or cause other material changes. Penalties may also be assessed to the Company for any pollution caused by the Company's operations and the Department of Interior is authorized to suspend any operation which threatens immediate or serious harm to life, property or environment, which suspension may remain in effect until the damage has ceased. This regulatory burden on the oil and gas industry increases the cost of doing business and consequently affects the Company's profitability. It may be anticipated that state and local environmental laws and regulations will have an increasing impact on oil and gas exploration and operations.

    The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.

    The Company has an agreement with a company to provide financial advisory services to the Company. The agreement expires on May 1, 1998 and requires the Company to pay a minimum fee of $1,000 per week over the term of the agreement.


10. RELATED PARTY:

    During the period from inception (March 14, 1996) to December 31, 1996, the Company paid the liquidating agent for Prospector $19,702 in the form of cash in the amount of $5,327 and common stock with an estimated fair value of $14,375 in exchange for advisory director services performed.


11. STOCKHOLDERS' EQUITY:

    During the period from inception (March 14, 1996) to December 31, 1996, the Company compensated its president, a director and certain Prospector-sponsored joint ventures for services rendered to the Company by the issuance of 512,411 shares of its common stock. Compensation of $38,725 was recorded for these services, based on the estimated fair value of the shares at the times of issuance, which ranged from $.05 to $.50 per share.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. STOCKHOLDERS' EQUITY: (continued)

    Effective August 1, 1996, the Company acquired working interests in the Flowella and Se Loma Blanca prospects in Brooks County, Texas from Prospector-sponsored joint ventures in exchange for the issuance of 5,039,761 shares of common stock. The working interests were recorded at their estimated fair value of $2,116,246, as determined by management by reference to an independent engineering report. Direct costs associated with the exchange totaled $28,996 and were recorded as a reduction of additional paid-in capital.

    During the period from inception (March 14, 1996) to December 31, 1996, the Company received cash of $224,290 in exchange for 953,665 shares of common stock. The shares were sold at prices ranging from $.25 to $.50 per share.

    During 1997, the Company continued to acquire working interests in the Flowella and Se Loma Blanca prospects in Brooks County, Texas from Prospector-sponsored joint ventures in exchange for the issuance of common stock. The Company exchanged 82,866 shares of common stock. The working interests were recorded at their estimated fair value of $30,306, as determined by management.

    In March 1997, the Company converted notes payable due to stockholders with an outstanding principal balance of $76,500 and related accrued interest payable of $8,500 to 168,899 shares of common stock.

    During the period from February through October 1997, the Company received cash of $1,240,560 in exchange for 3,814,139 shares of common stock. The shares were sold at prices ranging from $.50 per share at the beginning of the period to $.17 per share towards the end of the period.

    During September 1997, the Company compensated its officers and directors for services rendered by the issuance of 2,214,569 shares of its common stock. Compensation of $378,930 was recorded for these services, based on the estimated fair value of the shares at the time of issuance of $.17 per share.

    As discussed in Note 1, the Company issued warrants to acquire 3,297,000 shares of its common stock as part of the acquisition transaction with Phoenix. The warrants are exercisable at $2.00 per share. These warrants expire on August 9, 2000 and are currently exercisable. The Company has additional warrants outstanding which were granted prior to the merger transaction with Phoenix. The following is a schedule of such warrants.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. STOCKHOLDERS' EQUITY: (continued)

          Exercise Price       Expiration Date      Number of Shares
          --------------       ---------------      ----------------
              $2.00            August 9, 2000           2,025,000
              $5.00            February 28, 1998          356,458

    In addition, Phoenix granted options to employees and directors to acquire 738,769 shares of Phoenix's common stock and an option to an individual to acquire 30,731 shares of its common stock. The options, which expire on September 11, 2007, have an exercise price of $2.50 per share. The options issued to employees to acquire 554,383 shares of Phoenix's common stock are exercisable in equal amounts on September 12, 1998, 1999 and 2000. The options issued to directors, and to the individual mentioned above, are currently exercisable. These options to acquire 738,769 shares of Phoenix common stock have not been converted to options to acquire common stock of the Company.


12. STOCK OPTION PLAN:

    The Company has a stock option plan under which options to purchase a maximum of 1,000,000 shares of common stock may be issued to employees, consultants and non-employee directors of the Company. The stock option plan provides both for the grant of options intended to qualify as "incentive stock options" under the Internal Revenue Code of 1986, as amended, as well as options that do not so qualify. As of October 31, 1997, no options have been granted under the Plan.

    With respect to incentive stock options, no option may be granted more than ten years after the effective date of the stock option plan or exercised more than ten years after the date of grant (five years if the optionee owns more than 10% of the common stock of the Company at the date of grant). Additionally, with regard to incentive stock options, the exercise price of the option may not be less than 100% of the fair market value of the common stock at the date of grant (110% if the optionee owns more than 10% of the common stock of the Company). Subject to certain limited exceptions, options may not be exercised unless, at the time of exercise, the optionee is in the service of the Company.

    Non-qualified options granted under the plan may not have an exercise price of less than 85% of the fair market value of the Company's common stock on the date of grant.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                   SUPPLEMENTAL OIL AND GAS PROPERTIES
                        AND RELATED RESERVES DATA
                               (UNAUDITED)


    CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED):

    An analysis of the capitalized oil and gas property costs and related accumulated depletion, depreciation and amortization at December 31, 1996 and October 31, 1997 is as follows:

                                                   December 31,    October 31,
                                                       1996            1997
                                                   ------------    -----------

        Unproved oil and gas properties             $  364,808     $   62,500
        Proved oil and gas properties                1,345,712      2,435,487
                                                    ----------     ----------
                                                     1,710,520      2,497,987

           Less accumulated depletion,
           depreciation, amortization and
           provision for impairment                   (116,692)      (701,697)
                                                    ----------     ----------

        Net capitalized costs                       $1,593,828     $1,796,290
                                                    ----------     ----------
                                                    ----------     ----------

    COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES (UNAUDITED):


    The following costs were incurred in oil and gas activities as follows:

        Acquisition of proved and unproved properties
          during the period from inception (March 14,
          1996) to December 31, 1996                     $2,116,246

        Acquisition of proved and unproved properties
          during the ten month period ended October
          31, 1997                                       $  787,467

    The Company incurred no exploration or development costs during either period.


    ESTIMATED QUANTITIES OF OIL AND GAS RESERVES (UNAUDITED):

    The following table summarizes the Company's net interest in estimated proved oil and gas reserve quantities, all of which are located within the United States. Proved reserves are estimated reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                   SUPPLEMENTAL OIL AND GAS PROPERTIES
                        AND RELATED RESERVES DATA
                               (UNAUDITED)


    ESTIMATED QUANTITIES OF OIL AND GAS RESERVES (UNAUDITED): (continued)

    The estimate of proved reserves as shown in the table, while based on engineering, geological and geophysical data and techniques which are believed to be sound, is nevertheless not subject to precise determination. Accordingly, the estimates will change as future pricing, development, production and reservoir information becomes available. Such changes could be significant.


    PROVED DEVELOPED AND UNDEVELOPED RESERVES (UNAUDITED):

                                                       Oil (BBLS)   Gas (MMCF)
                                                       ----------   ----------

      PROVED RESERVES, March 14, 1996 (inception)             --           --

        Purchase of minerals in place                      20,545       1,361
        Production                                         (1,379)        (81)
        Sale of minerals in place                          (3,838)       (255)
                                                           ------       -----

      PROVED RESERVES, December 31, 1996                   15,328       1,025

        Purchase of minerals in place                      25,602       2,075
        Production                                         (2,181)       (157)
        Revisions of period estimates                         650          (9)
                                                           ------       -----

      PROVED RESERVES, October 31, 1997                    39,399       2,934
                                                           ------       -----
                                                           ------       -----

      Proved Developed Reserves -- December 31, 1996       15,328       1,025
                                                           ------       -----
                                                           ------       -----

      Proved Developed Reserves -- October 31, 1997        23,999       1,057
                                                           ------       -----
                                                           ------       -----

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                   SUPPLEMENTAL OIL AND GAS PROPERTIES
                        AND RELATED RESERVES DATA
                               (UNAUDITED)


    DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED):

    Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves are as follows:

                                                   December 31  October 31,
                                                       1996         1997
                                                   -----------  ------------
      Future cash inflows                          $ 3,105,255   $ 6,312,496
      Future production costs                       (1,047,833)   (1,455,890)
      Future development costs                         (91,461)   (1,669,920)
      Future income taxes                             (624,735)     (493,074)
                                                   -----------  ------------
                                                     1,341,226     2,693,612
      Less 10% annual discount for estimated
        timing of cash flows                           346,036       805,390
                                                   -----------  ------------

      Standardized measure of discounted
        future net cash flows                       $  995,190   $ 1,888,222
                                                   -----------  ------------
                                                   -----------  ------------

    In accordance with regulations prescribed by the Securities and Exchange Commission, future cash flows are computed using year-end costs and prices adjusted for contractual increases and other fixed and determinable escalations discounted at 10%. The standardized measure of discounted future cash flows does not purport to represent the fair market value of the Company's oil and gas properties. Future income tax expenses are computed using year-end statutory tax rates (adjusted for permanent differences that relate to existing proved oil and gas reserves in which the Company has mineral interests).

               ARXA INTERNATIONAL ENERGY, INC. & SUBSIDIARY

                   SUPPLEMENTAL OIL AND GAS PROPERTIES
                        AND RELATED RESERVES DATA
                               (UNAUDITED)


    DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED): (continued)

    The principal changes in the standardized measure of discounted future net cash flows are as follows:

        BALANCE, March 14, 1996 (inception)                         $       --

          Purchase of reserves                                       1,884,571
          Sales of oil and gas produced, net of production costs      (125,482)
          Sales of oil and gas properties                             (301,049)
          Changes in estimated future income taxes                    (463,553)
          Other                                                            703
                                                                    ----------

        BALANCE, December 31, 1996                                     995,190

          Purchase of reserves                                       1,183,269
          Sales of oil and gas produced, net of production costs      (336,414)
          Net changes in prices and production costs                  (204,342)
          Accretion of discount                                         79,615
          Changes in estimated future income taxes                      92,294
          Other                                                         78,610
                                                                    ----------

        BALANCE, October 31, 1997                                   $1,888,222
                                                                    ----------
                                                                    ----------